Exhibit 107

CALCULATION OF FILING FEE TABLE

Title of Each Class of Security Being Registered	Fee Calculation or Carry Forward Rule	Amount Being Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee

Units, each consisting of one Class A ordinary share, $0.0001 par value, one Class 1 redeemable warrant, and one-half of one Class 2 redeemable warrant(2)	457(o)	8,050,000 units	$10.00	$80,500,000	0.000927	$7,462.35

Class A ordinary shares included as part of the units(3)	Other(4)	8,050,000 shares	—	—	0.000927	— (4)

Class 1 redeemable warrants included as part of the units(3)	Other(4)	8,050,000 warrants	—	—	0.000927	— (4)

Class 2 redeemable warrants included as part of the units(3)	Other(4)	4,025,000 warrants	—	—	0.000927	— (4)

New Units, each consisting of one Class A ordinary share and one-half of one Class 2 redeemable warrant	Other(4)	8,050,000 units	—	—	0.000927	— (4)

Total				$80,500,000		$7,462.35
(1)	Estimated solely for the purpose of calculating the registration fee.
(2)

Includes 1,050,000 units, consisting of 1,050,000 Class A ordinary shares, 1,050,000 Class 1 redeemable warrants, and 525,000 Class 2 redeemable warrant, which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.

(3)

Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be offered or issued to prevent dilution resulting from share sub-divisions, share dividends, or similar transactions.

(4)	No fee pursuant to Rule 457(g).